RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

RECEIVED
2004 DEC -6 P 2:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

30 November 2004

04046794

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

SUPPL

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

(i) Quarterly Report comprising the condensed unaudited Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the third quarter ended 30 September 2004.

(ii) Announcement by the Company pertaining to related party transactions.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

12/21

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Form Version 2.0

Financial Results

Ownership transfer to **RESORTS WORLD** on **30/11/2004 06:23:03 PM**
Submitted by **RESORTS WORLD** on **30/11/2004 06:53:44 PM**
Reference No **RW-041130-903F0**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **30/09/2004**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : **31/12/2004**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

RWG-ANNQ304.pc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2004**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDIN G QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDIN G PERIOD
		30/09/2004	30/09/2003	30/09/2004	30/09/2003
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	657,031	671,476	2,129,828	1,976,442
2	Profit/(loss) before tax	260,586	308,391	764,059	626,232

3	Profit/(loss) after tax and minority interest	208,501	256,202	558,575	450,864
4	Net profit/(loss) for the period	208,501	256,202	558,575	450,864
5	Basic earnings/(loss) per share (sen)	19.10	23.46	51.16	41.29
6	Dividend per share (sen)	0.00	0.00	9.00	8.50
		AS AT END OF CURRENT QUARTER *		**AS AT PRECEDING FINANCIAL YEAR END**	
7	Net tangible assets per share (RM)	4.1700		3.8000	
Remarks :					

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2004	**30/09/2003**	**30/09/2004**	**30/09/2003**
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	210,021	246,312	759,685	646,827
2	Gross interest income	5,564	4,339	13,335	15,355
3	Gross interest expense	17,387	14,989	49,916	57,835

Remarks :

Note: The above information is for the Exchange internal use only.

RESORTS WORLD BHD
(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288/23332288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

THIRD QUARTERLY REPORT

Quarterly report on consolidated results for the financial period ended 30 September 2004. The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2004

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter	Current year-to-date	Preceding year corresponding period
	30.9.2004	30.9.2003	30.9.2004	30.9.2003
	RM'000	RM'000	RM'000	RM'000
Revenue	**657,031**	671,476	**2,129,828**	1,976,442
Cost of sales	**(402,767)**	(387,529)	**(1,268,080)**	(1,195,559)
Gross profit	**254,264**	283,947	**861,748**	780,883
Other income	**3,546**	8,919	**22,359**	24,694
Other expenses	**(47,789)**	(46,554)	**(124,422)**	(158,750)
Profit from operations	**210,021**	246,312	**759,685**	646,827
Finance cost	**(17,387)**	(14,989)	**(50,061)**	(57,930)
Share of results of associated company	**67,952**	77,068	**54,435**	37,335
Profit from ordinary activities before taxation	**260,586**	308,391	**764,059**	626,232
Taxation	**(52,181)**	(52,280)	**(205,770)**	(175,653)
Profit from ordinary activities after taxation	**208,405**	256,111	**558,289**	450,579

CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2004

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter	Current year-to-date	Preceding year corresponding period
	30.9.2004	30.9.2003	30.9.2004	30.9.2003
	RM'000	RM'000	RM'000	RM'000
Minority shareholders' interest	**96**	91	**286**	285
Net profit for the period	**208,501**	256,202	**558,575**	450,864
Basic earnings per share (sen)	**19.10**	23.46	**51.16**	41.29
Diluted earnings per share (sen)	**19.10**	23.46	**51.16**	41.29

(The Condensed Consolidated Income Statements should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2003.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED BALANCE SHEET

	Unaudited As at 30.9.2004 RM'000	Audited As at 31.12.2003 RM'000
NON - CURRENT ASSETS		
Property, plant and equipment	**3,313,388**	3,277,533
Land held for development	**201,195**	201,197
Associated company	**2,102,819**	2,048,383
Other long term assets	**19,827**	18,050
CURRENT ASSETS		
Inventories	**45,918**	41,839
Trade and other receivables	**102,996**	79,516
Amount due from other related companies	**2,869**	4,555
Amount due from associated company	**597**	711
Short term investments	**593,748**	327,144
Bank balances and deposits	**430,241**	391,734
	1,176,369	845,499
LESS CURRENT LIABILITIES		
Trade and other payables	**347,174**	437,603
Amount due to holding company	**6,541**	12,121
Amount due to other related companies	**24,264**	32,699
Loan from holding company	**371,870**	371,870
Short term borrowings	**354,350**	50,350
Taxation	**210,983**	209,752
Dividend payable	**70,751**	-
	1,385,933	1,114,395
NET CURRENT LIABILITIES	**(209,564)**	(268,896)
	5,427,665	5,276,267
SHARE CAPITAL	**545,922**	545,922
RESERVES	**4,010,265**	3,599,443
SHAREHOLDERS' EQUITY	**4,556,187**	4,145,365
MINORITY INTERESTS	**9,006**	9,292
LONG TERM LIABILITIES		
Long term borrowings	**675,070**	935,180
Other long term liabilities	**56,793**	54,719
Deferred taxation	**130,609**	131,711
TOTAL LONG TERM LIABILITIES	**862,472**	1,121,610
	5,427,665	5,276,267
NET TANGIBLE ASSETS PER SHARE (RM)	**4.17**	3.80

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2003.)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2004

		← Non-Distributable →		Distributable	
	Share Capital RM'000	Share Premium RM'000	Other Reserves RM'000	Unappropriated Profit RM'000	Total RM'000
Balance at 1 January 2003	545,922	33,333	3,030	3,187,085	3,769,370
Net profit for the financial period	-	-	-	450,864	450,864
Appropriation:					
Final dividends paid for the year ended 31 December 2002 (9.0 sen less 28% income tax)	-	-	-	(70,751)	(70,751)
Interim dividend declared for the financial year ending 31 December 2003 (8.5 sen less 28% income tax)	-	-	-	(66,821)	(66,821)
Other movement during the period	-	-	2,992	-	2,992
Balance at 30 September 2003	**545,922**	**33,333**	**6,022**	**3,500,377**	**4,085,654**
Balance at 1 January 2004	545,922	33,333	6,796	3,559,314	4,145,365
Net profit for the financial period	-	-	-	558,575	558,575
Appropriation:					
Final dividends paid for the year ended 31 December 2003 (9.5 sen less 28% income tax)	-	-	-	(74,682)	(74,682)
Interim dividend declared for the financial year ending 31 December 2004 (9.0 sen less 28% income tax)	-	-	-	(70,751)	(70,751)
Other movement during the period	-	-	(2,320)	-	(2,320)
Balance at 30 September 2004	**545,922**	**33,333**	**4,476**	**3,972,456**	**4,556,187**

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2003.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2004

	Unaudited Current Year-To-Date 30.9.2004 RM'000	Unaudited Preceding Year-To-Date 30.9.2003 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit from ordinary activities before taxation	**764,059**	626,232
Adjustments for:		
Depreciation of property, plant and equipment	**148,592**	147,988
Interest expense	**49,916**	57,835
Interest income	**(13,335)**	(15,355)
Share of results of associated company	**(54,435)**	(37,335)
Goodwill written off	**-**	2,169
Net provision/ (write back) for retirement gratuity	**7**	(13,074)
Gain on disposal of short term investment	**(557)**	(5,434)
Other non-cash items and adjustments	**359**	9,503
	130,547	146,297
Operating profit before working capital changes	**894,606**	772,529
Net change in current assets	**(28,521)**	(4,075)
Net change in current liabilities	**(21,714)**	20,978
	(50,235)	16,903
Cash generated from operations	**844,371**	789,432
Net tax paid	**(205,008)**	(213,898)
Retirement gratuities paid	**(70,665)**	(548)
Other net operating receipts	**3,055**	3,062
	(272,618)	(211,384)
Net Cash Generated From Operating Activities	**571,753**	578,048
CASH FLOWS FROM INVESTING ACTIVITIES		
Property, plant and equipment	**(198,372)**	(176,175)
Investment in associated company	**(3,238)**	(38,202)
Other investments	**(47,501)**	40,357
Net Cash Used In Investing Activities	**(249,111)**	(174,020)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend paid	**(74,682)**	(70,751)
Interest paid	**(47,943)**	(61,053)
Repayment of borrowings	**-**	(473,699)
Borrowings from financial institutions	**43,890**	-
Net Cash Used In Financing Activities	**(78,735)**	(605,503)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**243,907**	(201,475)
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD	**679,959**	750,900
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	**923,866**	549,425
<u>ANALYSIS OF CASH AND CASH EQUIVALENTS</u>		
Bank balances and deposits	**430,241**	333,813
Money market instruments (included in short term investments)	**493,625**	215,612
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	**923,866**	549,425

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2003.)

Part I : Compliance with Malaysia Accounting Standards Board 26 ("MASB 26") "Interim Financial Reporting"

a) *Accounting Policies and Methods of Computation*

The interim financial report is unaudited and has been prepared in accordance with MASB 26, "Interim Financial Reporting" and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the financial year ended 31 December 2003. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the financial year ended 31 December 2003 except for a change in the Group's accounting policy on goodwill. It had been the Group's policy to write-off goodwill arising on consolidation to the income statement when the acquisition occurs.

With effect from 1 January 2004, goodwill is recognised as an intangible asset and disclosed on the consolidated balance sheet at cost less any impairment losses. The carrying value of goodwill will be subject to annual impairment review and whenever events or changes in circumstances indicate that it may not be recoverable. An impairment charge will be recognised in the income statement when the results of such impairment review indicate that the carrying value of the goodwill is impaired.

It is management's view that the change in accounting policy will result in a more appropriate presentation of goodwill in the Group's financial statements and that this is in line with international best practice.

The change in accounting policy will be applied prospectively with effect from the current financial year as the resulting adjustment that relates to prior periods is not reasonably determinable. The comparative figures are therefore not restated.

In addition, the Group has complied with new approved accounting standards that are effective and applicable in the current financial year.

MASB 32, "Property Development Activities" became operative for financial periods commencing 1 January 2004. Consequently, in compliance with the Standard, "Real property assets" has been renamed as "Land held for development".

b) *Disclosure of Audit Report Qualification and Status of Matters Raised*

The audit report of the Group's annual financial statements for the year ended 31 December 2003 was not qualified.

c) *Seasonal or Cyclical Factors*

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

d) *Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flow*

There has not arisen in the current financial period ended 30 September 2004 of any nature and amount of items affecting assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

e) *Material Changes in Estimates*

There were no major changes in estimates of amounts reported in prior interim periods of the current financial period ended 30 September 2004 or that of prior financial years.

f) Changes in Debt and Equity Securities

There were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current financial period ended 30 September 2004.

g) Dividends Paid

Dividends paid for the current financial year-to-date are as follows:

	RM'000
Final dividend paid on 26 July 2004 for the year ended 31 December 2003 9.5 sen less 28% tax per ordinary share of RM0.50 each	74,682

h) Segment Information

Segment analysis for the financial period ended 30 September 2004 is set out below:

	Leisure & Hospitality RM' 000	Properties RM' 000	Others RM' 000	Eliminations RM' 000	Total RM' 000
Revenue					
External	2,109,710	5,451	14,667	-	2,129,828
Inter segment	819	5,387	31,311	(37,517)	-
	2,110,529	10,838	45,978	(37,517)	2,129,828
Results					
Segment profit	740,307	2,537	3,506		746,350
Interest income					13,335
Finance cost					(50,061)
Share of results of associated company	54,435				54,435
Profit from ordinary activities before taxation					764,059
Taxation					(205,770)
Profit from ordinary activities after taxation					558,289
Minority shareholders' interest					286
Net profit for the period					558,575

i) Valuation of Property, Plant and Equipment

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2003.

j) Material Events Subsequent to the end of Financial Period

There were no material events subsequent to the end of the current financial period that have not been reflected in the financial statements for the financial period ended 30 September 2004.

k) *Changes in the Composition of the Group*

There have been no material changes in the composition of the Group for the current financial period ended 30 September 2004.

l) *Changes in Contingent Liabilities or Contingent Assets*

There were no material changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2003.

m) *Capital Commitments*

Capital commitments not provided for in the financial statements as at 30 September 2004 are as follows:

	RM'000
Authorised property, plant and equipment expenditure not provided for in the financial statements :	
- contracted	245,527
- not contracted	170,300
	415,827

ADDITIONAL INFORMATION REQUIRED BY BURSA MALAYSIA – THIRD QUARTER ENDED 30 SEPTEMBER 2004

Part II : Compliance with Appendix 9B of Bursa Malaysia Listing Requirements

1) Review of Performance

The results of the Group are tabulated below:

	INDIVIDUAL QUARTER			PRECEDING QUARTER		FINANCIAL YEAR TO DATE		
	3Q2004 RM'Mil	3Q2003 RM'Mil	% +/-	2Q2004 RM'Mil	% +/-	2004 RM'Mil	2003 RM'Mil	% +/-
Revenue								
Leisure & Hospitality	**652.9**	667.2	*-2*	741.9	*-12*	**2,109.7**	1,929.2	*+9*
Properties	**2.0**	1.7	*+18*	1.9	*+5*	**5.5**	4.8	*+15*
Proceeds from sale of quoted shares	**-**	-	-	-	-	**0.9**	30.7	*-97*
Others	**2.1**	2.5	*-16*	3.1	*-32*	**13.7**	11.7	*+17*
	657.0	671.4	*-2*	746.9	*-12*	**2,129.8**	1,976.4	*+8*
Profit Before Tax								
Leisure & Hospitality	**203.0**	241.5	*-16*	278.1	*-27*	**740.4**	628.0	*+18*
Properties	**0.9**	0.5	*+80*	0.8	*+13*	**2.5**	1.9	*+32*
Others	**0.6**	(0.1)	*+>100*	2.2	*-73*	**3.5**	1.5	*+>100*
	204.5	241.9	*-15*	281.1	*-27*	**746.4**	631.4	*+18*
Interest income	**5.5**	4.4	*+25*	4.5	*+22*	**13.3**	15.4	*-14*
Finance cost	**(17.3)**	(15.0)	*-15*	(16.7)	*-4*	**(50.0)**	(57.9)	*+14*
Share of results of associated company	**67.9**	77.1	*-12*	(7.7)	*+>100*	**54.4**	37.3	*+46*
Profit before tax	**260.6**	308.4	*-15*	261.2	*-<1*	**764.1**	626.2	*+22*

The Group registered revenue and profit before tax of RM657.0 million and RM260.6 million respectively for the current quarter. This is a decrease of 2% and 15% respectively compared to the previous year's corresponding quarter.

The decrease in the current quarter's revenue and profit before tax is mainly attributable to the lower luck factor in the current quarter. In addition, the lower profit was also due to lower share of profit from the associate company, Star Cruises Limited by RM9.2million.

The Group registered revenue and profit before tax of RM2,129.8 million and RM764.1 million respectively for the current financial period ended 30 September 2004. This is an increase of 8% and 22% respectively compared to the previous year's corresponding period.

The increase in the current financial period's revenue is mainly attributable to the better underlying performance in the leisure and hospitality segment which was mainly due to higher visitor arrivals. The profit in the current financial period is higher as the performance last year was adversely affected by the outbreak of Severe Acute Respiratory Syndrome ("SARS") in the region and higher donations made of RM22.5 million.

2) *Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter*

The Group registered a profit before tax of RM260.6 million in the current quarter which is comparable to RM261.2 million reported in the preceding quarter.

3) *Prospects*

In line with the government's continuing policy to promote Malaysia as an international tourist destination and barring unforeseen circumstances, the Group's performance is expected to be satisfactory for the remaining period of the year.

4) *Variance of Actual Profit from Forecast Profit*

The Group did not issue any profit forecast or profit guarantee for the year.

5) *Taxation*

Taxation charges for the current quarter and current financial period ended 30 September 2004 are as follows:

	Current quarter RM'000	Current financial period ended 30 September 2004 RM'000
Current Taxation		
Malaysian taxation	50,075	206,005
Deferred Taxation	2,238	(1,015)
	52,313	204,990
Share of tax in associated company	(49)	917
	52,264	205,907
Over provision in respect of prior years		
Income taxation	(4)	(50)
Deferred taxation	(79)	(87)
	52,181	205,770

The effective tax rate of the Group for the current quarter and current financial period ended 30 September 2004 is lower than the statutory tax rate mainly due to the share of profit in associated company which are mainly derived from income not subject to income tax.

6) *Profit on Sale of Unquoted Investments and/or Properties*

The results for the current quarter and current financial period ended 30 September 2004 do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

7) *Quoted Securities other than Securities in Existing Subsidiary and Associated Companies*

(a) The dealings in quoted securities for the current quarter and financial period ended 30 September 2004 are as follows:

	Current quarter RM'000	Current financial period ended 30 September 2004 RM'000
Total purchases at cost	-	61,559
Total disposal proceeds	-	915
Total gain on disposals	-	557

(b) The details of the investments in quoted shares exclude the investments in subsidiary companies and associated company as at 30 September 2004 are set out below:

	RM'000
Total investments at cost	100,123
Total investments at book value	100,123
Total investments at market value	196,974

8) *Status of Corporate Proposals Announced*

On 2 June 2004, the Company announced that Genting Irama Sdn Bhd ("GISB"), a wholly-owned subsidiary of the Company, has signed a Joint Venture Agreement ("JVA") with INTI Higher Learning Centre Sdn Bhd ("IHLC"), to establish a joint venture company for the purpose of operating a college to be named as Kolej Antarabangsa Genting INTI. As at the date of this report, a joint venture company, Genting INTI Education Sdn Bhd was incorporated on 21 July 2004 with an issued and paid-up share capital of 200,000 ordinary shares of RM1.00 each, which are held in equal shares by GISB and IHLC.

As at 23 November 2004, the completion of the Joint Venture is still outstanding pending the fulfilment of the other conditions precedent.

9) *Group Borrowings and Debt Securities*

The details of the Group's borrowings are as set out below:

	As at 30 September 2004		
		Foreign currency '000	**RM Equivalent '000**
Short term borrowings	Unsecured	USD 93,250	354,350
Short term borrowing denominated in Ringgit Malaysia	Unsecured	-	371,870
Long term borrowings	Unsecured	USD 177,650	675,070
			1,401,290

The borrowing denominated in Ringgit Malaysia represents loan from holding company, Genting Berhad.

10) Off Balance Sheet Financial Instruments

As at 23 November 2004, the Group has the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

Currency	Contract Amounts '000	Transaction Date	Expiry Date
US Dollars	5,272	01/10/2004	24/11/04 to 25/7/2005

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

(b) USD Interest Rate Swap ("IRS")

(i) On 25 April 2001, the Group had drawndown a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR. On 25 April 2003, USD40 million was repaid. The balance outstanding on this loan amounts to USD160 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
13 August 2001	25 October 2001	25/04/2005 to 25/04/2006	24,000
16 August 2001	25 October 2001	25/04/2005 to 25/04/2006	24,000
22 August 2001	25 October 2001	25/04/2005 to 25/04/2006	16,000
30 August 2001	25 October 2001	25/04/2005 to 25/04/2006	16,000
08 May 2002	25 July 2002	25/04/2005	10,000
08 May 2002	25 July 2002	25/04/2006	10,000
24 July 2003	25 October 2003	25/04/2005	30,000
24 July 2003	25 October 2003	25/04/2006	30,000
Total			160,000

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

(ii) On 27 November 2002, the Group had drawndown a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
11 June 2003	27 May 2003	29/11/2004 to 27/11/2007	25,468
16 January 2004	28 May 2004	29/11/2004 to 27/11/2007	27,532
Total			53,000

The above IRS effectively swap the interest rate payable from floating rate to floating rate in arrears subjected to a cap on the LIBOR of 5% per annum from the respective effective dates of commencement of contracts and up to their respective maturity dates.

(iii) On 24 November 2003 and 11 December 2003, the Group had drawndown total loans amounting to USD46.35 million which were subjected to floating interest rates based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
12 April 2004	24 May 2004	25/11/2005 to 24/11/2008	18,000
12 April 2004	11 June 2004	12/12/2005 to 11/12/2008	5,175
13 April 2004	24 May 2004	25/11/2005 to 24/11/2008	18,000
07 May 2004	11 June 2004	12/12/2005 to 11/12/2008	5,175
Total			46,350

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to its underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials under the swap agreements are recognised over the terms of the agreements as interest expense.

11) Changes in Material Litigation

There are no pending material litigations as at 23 November 2004.

12) Dividend Proposed or Declared

(a) No dividend has been proposed or declared for the current quarter ended 30 September 2004.

(b) Total dividend for the current financial year-to-date was an interim dividend of 9.0 sen per ordinary share of 50 sen each, less 28% tax which was paid on 25 October 2004.

13) Earnings per share ("EPS")

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and financial period ended 30 September 2004 are as follows:

	Current quarter	**Current financial period ended 30 September 2004**
	RM'000	**RM'000**
Net profit for the period (used as numerator for the computation of Basic and Diluted EPS)	208,501	558,575

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and financial period ended 30 September 2004 are as follow:

	Current quarter	**Current financial period ended 30 September 2004**
	Number of shares	**Number of shares**
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	1,091,843,334	1,091,843,334
Adjustment for share options granted under the Executive Share Option Scheme For Eligible Executives of Resorts World Bhd	26,403	32,106
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	1,091,869,737	1,091,875,440

TAN SRI LIM KOK THAY
Chairman, President and Chief Executive
RESORTS WORLD BHD

30 November 2004

Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **30/11/2004 06:45:12 PM**
Submitted by **RESORTS WORLD** on **30/11/2004 07:00:11 PM**
Reference No **RW-041130-B1102**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RWB" OR THE "COMPANY")
- RELATED PARTY TRANSACTIONS

* **Contents :-**

1. INTRODUCTION

The Board of Directors of RWB wishes to announce that it has today approved the following transactions:

(a) Non-Recurrent Transaction

The proposed subscription of 62,500 new ordinary shares of RM1.00 each in E-Genting Holdings Sdn Bhd ("EGH") representing 20% of the enlarged issued and paid-up share capital of EGH for a total cash subscription price of RM7,500,000. RWB will finance the proposed subscription from internally generated funds.

(b) Recurrent Transactions

The proposed collaboration, consultancy and development arrangements with EGH for the provision of consultancy, research and development services to RWB by EGH for the development and operation of themed entertainment lounges installed with state-of-the-art electronic multiplayer gaming machines at the Genting Highlands Resort owned by RWB for a period of 5 years. The transactions are of a revenue or trading nature, which are necessary for the day-to-day operations of RWB.

2. DETAILS OF THE RELATED PARTY TRANSACTIONS

RWB is principally involved in a tourist resort business at Genting Highlands and its activities cover leisure and hospitality services, which comprise amusement, gaming, hotel and entertainment whilst the principal activities of its subsidiaries include property development and management, leisure and hospitality services, investments, time share ownership scheme, tours and travel related services. The principal activities of its associated company include cruise and cruise related operations.

EGH is a wholly-owned subsidiary of Genting Berhad, the holding company which owns 56.8% equity interest in RWB. EGH and its subsidiary companies are principally involved in the business of providing software systems, research and development and customized products and services for the leisure and hospitality industry.

The cash subscription price of RM7,500,000 or RM120 per new EGH share for the Non-Recurrent Transaction has been arrived at on a willing-buyer willing-seller basis after taking into consideration the relevant valuation methods.

The rates of charges for the Recurrent Transactions were arrived at on an arm's length basis and on commercial terms which are not more favourable to the related parties than those generally available to the public and which will not be detrimental to the minority shareholders of the Company. The Recurrent Transactions are disclosed in the Table attached.

3. FINANCIAL EFFECTS OF THE RELATED PARTY TRANSACTIONS

The Related Party Transactions will not have any effect on the issued and paid-up share capital and substantial shareholders of RWB, and is not expected to have a material effect on the net tangible assets per share and earnings per share of the RWB Group.

4. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

The interests of the Directors of RWB who have interests in the Related Party Transactions are set out in the Table attached. Save as disclosed in the Table and as far as the Directors are aware, none of the other Directors or major shareholders of RWB or persons connected to them has any interest, direct or indirect, in the Related Party Transactions.

5. DIRECTORS' RECOMMENDATION

The Directors, after due consideration of all aspects of the Related Party Transactions, are of the opinion that the Related Party Transactions are in the best interests of the Company.

6. APPROVAL REQUIRED

The Related Party Transactions do not require the approval of shareholders.

Yours faithfully
RESORTS WORLD BHD

Tan Sri Lim Kok Thay
Chairman, President and Chief Executive

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Details of Recurrent Related Party Transactions are as follows:-

Transacting Parties	Nature and Extent of Interest of Interested Persons	Nature of Transaction	Estimated Value for Contract Value (RM' 000)
Resorts World Bhd (" RWB") and E-Genting Holdings Sdn Bhd (" EGH"), a wholly-owned subsidiary of Genting Berhad ("GB"), the holding company which owns 56.8% equity interest in RWB	Tan Sri Lim Goh Tong - Past director of GB and RWB who is a share option holder of both GB and RWB and the father of Tan Sri Lim Kok Thay. Tan Sri Lim Kok Thay - Chairman, President and Chief Executive, shareholder and share option holder of both GB and RWB. - A son of Tan Sri Lim Goh Tong. Tun Mohammed Hanif bin Omar - Deputy Chairman, shareholder and share option holder of both GB and RWB. Mr Quah Chek Tin - Executive Director, shareholder and share option holder of GB. - Executive Director and Chief Operating Officer and shareholder of RWB. Mr Justin Tan Wah Joo - Share option holder of GB - Executive Director and share option holder of RWB - Director of EGH Tan Sri Dr Lin See Yan - Director of both GB and RWB. Ms Chiew Sow Lin - Director of EGH. - Shareholder of RWB. - Shareholder and share option holder of GB.	Provision of consultancy, research and development services to RWB by EGH for the development and operation of themed entertainment lounges installed with state-of-the-art electronic multiplayer gaming machines at the Genting Highlands Resort owned by RWB for a period of 5 years.	18,000